Teva Updates Dividend Payment Date

Jerusalem, August 2, 2012 — Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today updated their dividend payment date to September 3, 2012.

The Board of Directors, at its meeting on July 31, 2012, declared a cash dividend for the second quarter of 2012 of NIS 1.00 (approximately 25.0 cents according to the rate of exchange on July 31, 2012) per share.

The record date will be August 15, 2012, and the payment date will be September 3, 2012. Tax will be withheld at a rate of 16%.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.